January 20, 2006
Via Edgar and Facsimile to (202) 772-9203
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549

Attn:	Mr. Michael Moran

Re:	Group 1 Automotive, Inc. File No. 1-13461
Ladies and Gentlemen:
     On behalf of Group 1 Automotive, Inc. (the “Company”), this letter follows our telephone conversation with Ms. Donna Di Silvio and Mr. Brian McAllister on January 18, 2006, in connection with reviewing the Staff’s Comment Letter dated January 13, 2006, pursuant to which we requested a waiver of Rule 3-10 (f) of Regulation S-X in application to the Company’s 2002 Consolidated Financial Statements.
     By way of background, during August, 2003, the Company issued 8 1/4% Senior Subordinated Notes (the “Notes”) due 2013 with a face amount of $150 million. All but two of the Company’s subsidiaries guaranteed the Company’s performance under the Notes. Historically, these non-guarantor subsidiaries have been “minor”, as defined by Rule 3-10 (h)(6) and notes thereto; however, if the Company were to restate its financial statements as has been discussed with the Staff, these subsidiaries can no longer be considered minor for the period ended December 31, 2002, with respect to the operating cash flow test set forth in Rule 3-10 (h)(6). These subsidiaries continue to be “minor” with regard to the total assets, stockholders’ equity, revenues and income from continuing operations before income taxes tests set forth in Rule 3-10 (h)(6) for all periods presented. We have presented in tabular format below the as reported and as restated calculation with respect to all periods for which restatement has been discussed:

	As Reported			Restated
	Consolidated	Non-guarantor		Consolidated	Non-guarantor
	Operating	Operating		Operating	Operating
	Cash Flow	Cash Flow	Percentage	Cash Flow	Cash Flow	Percentage
Nine Months ended Sept 30, 2005	98,737	581	0.59%	245,698	581	0.24%
Nine Months ended Sept 30, 2004	60,831	(804)	1.32%	77,692	(804)	1.03%
Year ended December 31, 2004	82,341	(563)	0.68%	27,253	(563)	2.07%
Year ended December 31, 2003	88,171	354	0.40%	313,009	354	0.11%
Year ended December 31, 2002	79,256	2,213	2.79%	(64,471)	2,213	3.43%

Securities and Exchange Commission
January 20, 2006

     As presented above, these subsidiaries are once again “minor” for all periods subsequent to 2002.
Due to the facts and circumstances of our current situation, including;
•	the relatively immaterial amount by which the operating cash flows of the non-guarantors exceed 3% of the potential restated consolidated operating cash flow for the year ended December 31, 2002;

•	the fact that these non-guarantor subsidiaries are greater than minor in only one period (the year ended December 31, 2002) and no subsequent periods included in the Company’s Form 10-K for the year ended December 31, 2004 and Form 10-Q for the nine-months ended September 30, 2005 (the filings proposed for amendment);

•	the fact that upon the filing of the Company’s 2005 Form 10-K on or before March 16, 2006, the period for which these subsidiaries are greater than “minor” will no longer be required to be presented;

•	the substantial time and expense to the Company to compile and have audited the required footnote presentation; and

•	the fact that these subsidiaries remain “minor” for all periods presented with regard to the total assets, stockholders’ equity, revenues and income from continuing operations before income taxes tests set forth in Rule 3-10 (h)(6).
     The Company respectfully requests that the requirements of Rule 3-10 (f) be waived in connection with any potential amendment by the Company of its Form 10-K for the period ended December 31, 2004.
     If you have any questions with respect to the foregoing or require additional information, please do not hesitate to contact the undersigned at (713) 647-5740 or Jeffrey M. Cameron, Vice President, Legal Counsel at (713) 647-5764.

Sincerely, John C. Rickel Senior Vice President, Chief Financial Officer

CC:	Ms. Donna Di Silvio Mr. Brian McAllister